Exhibit 99.3

4FRONT HOLDINGS LLC

Consolidated Financial Statements

Years Ended December 31, 2018 and 2017

mgo Certified Public Accountants

4FRONT HOLDINGS LLC
Management’s Responsibility for Financial Reporting

To the Members of 4Front Holdings LLC:

The accompanying consolidated financial statements and other financial information in this annual report were prepared by management of 4Front Holdings LLC (“the Company”), reviewed by the Audit Committee and approved by the Board of Managers.

Management is responsible for the consolidated financial statements and believes that they fairly present the Company’s financial condition and results of operation in conformity with International Financial Reporting Standards. Management has included in the Company’s consolidated financial statements amounts based on estimates and judgments that it believes are reasonable, under the circumstances.

To discharge its responsibilities for financial reporting and safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further assures the quality of the financial records through careful selection and training of personnel and through the adoption and communication of financial and other relevant policies.

These financial statements have been audited by the Company’s auditors, Macias Gini & O’Connell, LLP, and their report is presented herein.

“Josh Rosen”	“Karl Chowscano”
Board of Managers	Board of Managers

July 9, 2019

4FRONT HOLDINGS LLC
Index to Consolidated Financial Statements

Page(s)

INDEPENDENT AUDITOR’S REPORT	1-3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Statements of Financial Position	4

Consolidated Statements of Operations	5

Consolidated Statements of Changes in Members’ Equity (Deficit)	6

Consolidated Statements of Cash Flows	7-8

Notes to Consolidated Financial Statements	9-38

Independent Auditor’s Report

To the Members
4Front Holdings LLC

Opinion

We have audited the accompanying consolidated financial statements of 4Front Holdings LLC and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, and the consolidated statements of operations, changes in members’ equity (deficit) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects the consolidated financial position of the Company as at December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 of the consolidated financial statements which describe matters and conditions that indicate the existence of material uncertainties that may cast significant doubt about 4Front Holdings LLC’s ability to continue as a going concern.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

Macias Gini & O’Connell LLP
101 California Street, Suite 1225
San Francisco, CA 94111	www.mgocpa.com

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes an opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

San Francisco, California
July 9, 2019

4FRONT HOLDINGS LLC
Consolidated Statements of Financial Position
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Note	2018	2017
ASSETS
Current Assets:
Cash		$1,262,733	$3,608,506
Accounts Receivable		-	18,576
Other Receivables	Note 18	3,920,000	71,494
Inventory	Note 3	4,028,506	19,172
Biological Assets	Note 4	755,309	-
Prepaid Expenses		266,094	125,014
Notes Receivable and Accrued Interest from Related Parties	Note 5 & 17	490,000	-
Total Current Assets		10,722,642	3,842,762

Property and Equipment, Net	Note 8	13,580,803	5,506,006
Notes Receivable and Accrued Interest from Related Parties	Note 5 & 17	12,121,951	2,981,970
Intangible Assets, Net	Note 7	21,893,503	1,141,003
Goodwill	Note 7	6,065,518	-
Deposits	Note 6	631,610	306,786
TOTAL ASSETS		$65,016,027	$13,778,527

LIABILITIES AND OWNERS' EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable		$1,283,279	$401,378
Accrued Expenses and Other Current Liabilities		667,409	154,802
Taxes Payable		647,846	-
Unearned Revenue		-	60,000
Deferred Rent		229,547	120,638
Finance Lease	Note 10	41,940	-
Notes Payable and Accrued Interest	Note 9	9,198,014	-
Notes Payable and Accrued Interest to Related Parties	Note 11	-	3,795,041
Total Current Liabilities		12,068,035	4,531,859

Convertible Notes	Note 12	-	9,436,124
Deferred Tax Liability		232,321	-
Finance Lease		45,598	-
Unearned Revenue		-	367,500

TOTAL LIABILITIES		12,345,954	14,335,483

MEMBERS' EQUITY (DEFICIT)
Controlling Interest:
Contributed Capital		72,236,143	11,102,364
Accumulated Deficit		(18,918,755)	(11,450,567)
Non-Controlling Interest
Members' Deficit	Note 15	(647,315)	(208,753)
TOTAL MEMBERS' EQUITY (DEFICIT)		52,670,073	(556,956)
TOTAL LIABILITIES AND MEMBERS' EQUITY		$65,016,027	$13,778,527

Nature of Operations and Going Concern (Note 1)
Commitments and Contingencies (Note 18)
Subsequent Events (Note 21)

Approved and authorized by the Board of Managers on July 9, 2019

"Josh Rosen"	"Karl Chowscano"
Board of Managers	Board of Managers

The accompanying notes are an integral part of these consolidated financial statements

4FRONT HOLDINGS LLC
Consolidated Statements of Operations
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Note	2018	2017
REVENUE
Application Services		$280,000	$310,000
Implementation Services		502,500	260,200
Ongoing Fees and Other		63,248	104,000
Dispensary Sales		2,817,053	46,809
Total Gross Revenue		3,662,801	721,009
Cost of Goods Sold - Sale of Grown and Manufactured Products		(1,080,330)	(920,512)
Cost of Goods Sold - Sales of Purchased Products		(1,643,332)	(118,904)
Fair Value Adjustment on Growth of Biological Assets	Note 4	418,355	-
Gross (Loss) Profit		1,357,494	(318,407)

OPERATING EXPENSES

Selling, General and Administrative Expenses	Note 13	12,690,864	4,338,358

Loss from Operations		(11,333,370)	(4,656,765)

Other Income (Expense)
Interest Income		882,457	200,646
Interest Expense		(1,544,992)	(766,789)
Gain on Sale of Investment		-	1,036,303
Loss on Write-off of Loans to Related Parties		-	(152,522)
Other Income - Legal Settlement	Note 18	3,800,000	-
Other Expense		(38,401)	-
Total Other Income (Expense)		3,099,064	317,638
Loss Before Income Taxes		(8,234,306)	(4,339,127)

Income Tax Expense		(105,000)	-

Net Loss		(8,339,306)	(4,339,127)

Net Loss Attributable to Non-Controlling Interest		(871,118)	(750,257)

Net Loss Attributable to 4Front Holdings LLC		$(7,468,188)	$(3,588,870)

The accompanying notes are an integral part of these condensed consolidated financial statements

4FRONT HOLDINGS LLC
Consolidated Statements of Changes in Members' Equity (Deficit)
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

						Non-Controlling
						Interest
		Preferred	Common		Accumulated	Members'	Total
	Note	Units	Units	Contributed Capital	Deficit	Deficit	Equity

Balance, January 1, 2017		500,000	141,390	$10,063,571	$(7,861,697)	$(235,643)	$1,966,231
Members' contributions	Note 14	-	-	-	-	777,147	777,147
Equity based compensation	Note 16	-	3,416	167,581	-	-	167,581
Convertible debt loan discount	Note 12	-	-	871,212	-	-	871,212
Net loss		-	-	-	(3,588,870)	(750,257)	(4,339,127)

Balance, December 31, 2017		500,000	144,806	11,102,364	(11,450,567)	(208,753)	(556,956)

Members' contributions	Note 15	-	-	-	-	637,498	637,498
Conversion of debt to Class D	Notes 11 & 12	-	39,125	13,421,096	-	-	13,421,096
Conversion of debt to Class F	Note 11 & 14	-	615	299,452	-	-	299,452
Sale of Class D units	Note 14		30,181	13,355,078	-	-	13,355,078
Sale of Class F units	Note 14	-	63,562	29,951,630	-	-	29,951,630
Issuance of Class D units to acquire additional interest in consolidated entities	Note 11 & 14	-	4,520	2,000,100	-	-	2,000,100
Issuance of Class E units to acquire Health Pharms Inc.	Note 14	-	7,605	3,500,000	-	-	3,500,000
Issuance of Class F units to acquire additional interest in consolidated entities	Note 14	-	3,663	1,783,148	-	-	1,783,148
Purchase of non-controlling interests	Note 14	-	-	(4,078,306)	-	(204,942)	(4,283,248)
Class C units redemption		-	(1,000)	(286,750)	-	-	(286,750)
Equity based compensation	Note 16	-	7,928	1,188,330	-	-	1,188,330
Net loss		-	-	-	(7,468,188)	(871,118)	(8,339,306)

Balance, December 31, 2018		500,000	301,005	$72,236,143	$(18,918,755)	$(647,315)	$52,670,073

The accompanying notes are an integral part of consolidated financial statements

4FRONT HOLDINGS LLC
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss attributable to controlling interest	$(7,468,188)	$(3,588,870)
Net loss attributable to non-controlling interest	(871,118)	(750,257)
Adjustments to reconcile change in net loss to net cash used by operating activities
Depreciation and amortization	544,966	70,291
Loss on disposal of property and equipment	3,313	-
Equity based compensation	1,188,330	167,581
Accrued interest income on notes receivable from related parties	(995,487)	(174,984)
Accrued interest on notes payable to related parties	223,056	199,034
Amortization of loan discount on convertible notes	683,876	187,337
Amortization of loan discount on note payable to related party	150,000	162,969
Deferred rent expense	108,909	31,948
Gain on sale of investment in dispensary to investing activity	-	(1,036,303)
Changes in operating assets and liabilities
Restricted cash	-	400,000
Accounts receivable	18,576	(9,115)
Other receivables	(3,848,506)	14,639
Deposits - collateral for cultivation bond	-	450,000
Deposits - other	(185,491)	(66,704)
Inventory	(1,409,334)	(19,172)
Biological assets	(345,309)	-
Prepaid expenses	(70,291)	(64,723)
Accounts payable	850,120	(321,944)
Accrued expenses and other liabilities	320,399	62,943
Taxes payable	105,000	-
Unearned revenue	(427,500)	(13,900)

NET CASH USED IN OPERATING ACTIVITIES	(11,424,678)	(4,299,230)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Healthy Pharms Inc., net of cash acquired	(20,979,954)	-
Purchase of non-controlling interest	(500,000)	-
Issuance of notes receivable to related parties	(8,634,494)	(2,390,471)
Repayment of notes receivable to related parties	-	405,391
Investment in dispensary	-	1,102,532
Purchases of property and equipment	(4,003,211)	(4,249,286)

NET CASH USED IN INVESTING ACTIVITIES	(34,117,659)	(5,131,834)

CASH FLOWS FROM FINANCING ACTIVITIES

Sale of Class D units	13,355,078	-
Sale of Class F units	29,951,630	-
Class C units Redemption	(286,750)	-
Non-controlling interest members' contributions	637,498	777,147
Issuance of Convertible Debt	-	10,120,000
Finance Lease Liability	(5,988)	-
Issuance of Notes Payable	2,850,000	-
Repayment of Notes Payable	(3,000,000)	-
Issuance of Notes Payable to Related Parties	-	80,000
Repayment of Notes Payable to Related Parties	(304,904)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	43,196,564	10,977,147

The accompanying notes are an integral part of these consolidated financial statements

4FRONT HOLDINGS LLC
Consolidated Statements of Cash Flows (Continued)
For the Year Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2018	2017

NET (DECREASE) INCREASE IN CASH	(2,345,773)	1,546,083

CASH, BEGINNING OF YEAR	3,608,506	2,062,423

CASH, END OF YEAR	$1,262,733	$3,608,506

Cash paid for interest	$230,126	$217,684

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES

Conversion of Debt into Class D Units	$13,421,096	$-
Conversion of Debt into Class F Units	$299,452	$-
Issuance of Class E units for purchase of Healthy Pharms	$3,500,000	$-
Issuance of Class F units to acquire non-controlling intereests	$1,783,148	$-

Acquisition of Healthy Pharms Inc.

Prepaid expenses	$70,789	$-
Inventory	2,600,000	-
Biological assets	410,000	-
Property & equipment	4,522,366	-
Deposit	139,333	-
Intangible assets - Licenses	26,915,518	-
Accounts payable	(31,782)	-
Accrued liabilities	(192,209)	-
Income taxes payable	(542,846)	-
Deferred tax liability	(232,321)	-
Finance lease payable	(93,526)
Notes payable issued	(9,085,368)
Equity interests issued	(3,500,000)	-
	$20,979,954	$-

The accompanying notes are an integral part of these consolidated financial statements

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.	GENERAL INFORMATION

Nature of Operations and Going Concern

4Front Holdings LLC (“Holdings”) is a Delaware limited liability company and was founded on September 15, 2016, with the contribution of the assets and liabilities of 4Front Ventures, Inc. (“Ventures”) (collectively the “Company”). The Company owns and operates, manages, advises and licenses its intellectual property (i.e. standard operating procedures and know how) to licensed cannabis facilities in state-legal markets in the United States. On November 13, 2018 the Company acquired Healthy Pharms, Inc (“HPI”) an operator of a licensed cannabis production facility and a dispensary in Georgetown, Massachusetts and a licensed dispensary in Cambridge, Massachusetts. As of December 31, 2018, the Company operates a dispensary and a production facility in Illinois, two dispensaries and a production facility in Massachusetts, and a dispensary in Pennsylvania and manages a dispensary in Maryland. The Company expects to open a company-owned dispensary in Maryland in the second half of 2019 and to manage additional cannabis facilities in Maryland and Massachusetts in 2019.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. (“Cannex”) for a business combination, whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (“the Resulting Issuer”). Cannex leases real estate and provides packaging, intellectual property and consulting services to cannabis production facilities in the state of Washington. Cannex and 4Front are arm’s length parties. In connection with the transaction, an application has been made to list the Resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (“CSE”). The transaction was approved by shareholders of Cannex and the CSE has conditionally approved the Resulting Issuer for listing. The 4Front members are expected to approve the transaction and the transaction is expected to close in late July 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

The Company operates a consulting business that assists customers with acquiring cannabis licenses and operating cannabis facilities. The Company has tightened the focus of its professional services resources to more squarely support the advancement of its own license interests and its legacy clients in key markets, while providing more limited services to select new clients. Revenue from the consulting business will continue due to ongoing fees from existing contracts.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. Due to losses during the Company’s current growth phase, the Company has been required to secure sufficient financing to fund its working capital requirements.

When the Company made its decision to merge with Cannex in November 2018, the Company elected to postpone its internal fundraising initiatives, which included a substantially negotiated secured promissory note exceeding $15 million in proceeds. In place of this note, an $8 million line of credit was obtained from Cannex (the note was subsequently increased to $13 million see Note 21). The Cannex loan is short-term, which results in a working capital deficit.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.	GENERAL INFORMATION (Continued)

For the year ended December 31, 2018, the Company had a $8.3 million loss, negative cash flow from operations, and a working capital deficit at December 31, 2018. The possibility of the cancelation of the Cannex merger (see Note 21) creates a material uncertainty and casts significant doubt as to the ability of the Company to meet its obligations as they come due unless it is able to raise sufficient funds to enable it to reach profitability, and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption was inappropriate, and these adjustments could be material.

Management believes that, if the Cannex merger is cancelled (see Note 21), it will have time to execute existing fundraising initiatives and to repay any debt that comes due in the next year. Management has demonstrated its ability to raise capital and to secure loans in the past. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies for the Company, its subsidiaries, and its affiliates are as follows:

(a)	Basis of Preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (“IFRIC”) in effect for the years ended December 31, 2018 and 2017.

These consolidated financial statements were approved and authorized for issue by the Board of Managers of the Company on July 9, 2019.

(b)	Basis of Measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments and biological assets that are measured at fair value as described herein.

(c)	Functional Currency

The Company and its affiliates’ functional currency is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

(d)	Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and its affiliates. Affiliates are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The financial statements of affiliates are

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Basis of Consolidation (Continued)

included in the consolidated financial statements from the date that control commences until the date that control ceases.

The accompanying consolidated financial statements include all of the Company’s affiliates in which the Company has control, most often because the Company holds a majority voting interest.

Illinois Grown Medicine LLC (IGM) and Harborside Illinois Grown Medicine Inc. (Harborside IGM) are consolidated affiliates because an executive of the Company owns 60% of the entities. The executive has assigned to the Company control over the financial and operating policies of the entities and has assigned to the Company a beneficial interest in 60% of the income or loss of the entities.

The Company reevaluates whether there is a controlling financial interest in these entities when the voting rights change.

The accompanying consolidated financial statements consolidate the following subsidiaries and affiliates of 4Front Holdings LLC:

			2018	2017
		State of	Ownership	Ownership
Business Name	Entity Type	Operations	%	%
4Front Ventures, Inc.	Holding Company	Arizona	100%	100%
4Front Advisors, LLC	Professional Services	Various	100%	100%
Mission Partners USA, LLC	Investment Company	Arizona	100%	100%
Linchpin Investors, LLC	Finance Company	Arizona	100%	100%
Healthy Pharms, Inc.	Production and Dispensaries	Massachusetts	100%	-
4Front Management Associates, LLC	Management Company	Massachusetts	76%	76%
MMA Capital, LLC	Finance Company	Massachusetts	76%	76%
Illinois Grown Medicine, LLC	Production Facility	Illinois	60%	60%
Harborside Illinois Grown Medicine
Inc.	Dispensary	Illinois	60%	60%
Mission Maryland, LLC	Dispensary	Maryland	85%	65%
Mission Pennsylvania II LLC	Dispensary	Pennsylvania	100%	50%
4Front CIHI Investco, LLC	Investment Company	Maryland	95%	85%
4Front PM Investco, LLC	Investment Company	Maryland	95%	83%
4Front MARI Investco, LLC	Investment Company	Maryland	100%	-
Silver Spring Consulting Group, LLC	Management Company	Maryland	66%	66%
Adroit Consulting Group, LLC	Management Company	Maryland	56%	56%
Old State Line Consulting Group, LLC	Management Company	Maryland	60%	-

Non-controlling interests are separated from the members of the Company’s interest in the consolidated financial statements.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and impairment losses, if any. Expenditures that materially increase the life of the assets are capitalized. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Buildings and improvements	39 years
Furniture and fixtures	7 years
Computer equipment	3 – 5 years
Other equipment	7 – 10 years
Leasehold improvements	Remaining life of lease
Assets under construction	Not depreciated

The assets’ residual values, useful lives and methods of depreciation are reviewed at each year-end and adjusted prospectively, if appropriate. An asset is derecognized upon disposal or when no future economic benefit is expected. Any gain or loss from derecognition of the asset (the difference between the net disposal proceeds and the carrying value) is included in the Statements of Operations in the years of derecognition.

(f)	Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Any amortization is recorded on a straight-line basis over the estimated useful lives, which do not exceed the contractual period. Cannabis licenses are intangible assets that have indefinite useful lives and are not subject to amortization. Intangible assets are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. The Company had not recognized any impairment losses for the years ended December 31, 2018 and 2017.

(g)	Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is reviewed for possible impairment at least annually, or more frequently upon the occurrence of an event or circumstances indicate that the carrying amount is greater than the fair value. Impairment is determined for goodwill by assessing if the carrying of the cash-generating unit (CGU), including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less cost to sell and the value in use. Impairment losses recognized in respect of the CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amounts of assets in the CGU. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. Management has determined that there is no impairment for the year ended December 31, 2018.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets are reviewed for impairment at each date of the consolidated statement of financial position or whenever events occur or circumstances change that indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash generating unit, or “CGU”). The recoverable amount of the asset or CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(i)	Financial Instruments (See also Note 19)

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only three categories: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis.

(i)	Equity Instruments at Fair Value Through Other Comprehensive Income (“FVOCI”)

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. There were no such instruments at December 31, 2018 or 2017. Equity instruments in this category are subsequently measured at fair value with changes recognized in other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Dividend income is recognized in earnings. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9.

(ii)	Amortized Cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest (“SPPI”) criterion. Financial assets classified in this category are carried at amortized cost using the effective interest method.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Financial Instruments (See also Note 19) (Continued)

	(iii)	Fair Value Through Profit or Loss

This category includes derivative instruments as well as quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at FOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

The assessment of the Company’s business models was made as of the date of initial application, January 1, 2018.

Classification
Cash and Cash Equivalents	Fair Value through Profit or Loss
Other Receivables	Amortized Cost
Notes Due from Related Parties	Amortized Cost
Accounts Payable and Accrued Liabilities	Amortized Cost
Notes Payable	Amortized Cost
Notes Payable to Related Parties	Amortized Cost

(iv)	Impairment of Financial Instruments

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (“ECL”) approach. IFRS 9 requires the Company to record an allowance for ECL’s for all debt financial assets not held at fair value through profit or loss. ECL’s are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at a rate approximating the asset’s original effective interest rate.

(j)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Significant Accounting Judgments, Estimates and Assumptions (Continued)

	(i)	Estimated Useful Lives and Depreciation of Property and Equipment (Also see Note 8)

Depreciation of property and equipment is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

	(ii)	Estimated Useful Lives and Amortization of Intangible Assets (Also see Note 7)

Amortization of intangible assets is recorded on a straight-line basis over the estimated useful life of the intangible asset. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

	(iii)	Biological Assets (Also see Note 4)

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

	(iv)	Share-Based Compensation (Also see Note 16)

The fair value of share-based compensation expenses are estimated using the Black- Scholes pricing model and rely on a number of estimates, including the life of the grant, the volatility of the underlying unit price, the risk free rate of return, and the estimated rate of forfeiture of units granted.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Significant Accounting Judgments, Estimates and Assumptions (Continued)

	(v)	Business Combinations (Also see Note 9)

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its acquisition-date fair value and is included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Amortization of intangible assets is recorded on a straight-line basis over estimated useful lives.

(k)	Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial adoption of IFRS 16. The Company anticipates the financial impact of applying this standard will result in a $4,634,658 increase of in right-of-use assets, an increase of $4,634,658 in lease liability, a $228,638 adjustment to retained earnings, a $228,638 and a decrease to deferred rent.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Cash

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(m)	Accounts Receivable

Accounts receivable are carried at the original invoiced amount. Management determines the need for an allowance for doubtful accounts by identifying any collection issues. Accounts receivable are written off when deemed uncollectible and recoveries of accounts receivable previously written off are recorded when received. No interest on past due accounts receivable is recognized in income until collected. As of December 31, 2018, and 2017, management has determined that no allowance for doubtful accounts is required to cover uncollectable balances.

(n)	Biological Assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell and complete up to the point of harvest, which becomes the basis for the cost of internally produced harvested cannabis and finished goods inventories after harvest. The direct costs, including seeds and growing materials, and indirect costs, such as utilities, indirect labor for individuals involved in the growing and quality control process, as well as depreciation and overhead, such as rent expense associated with the growing space, are capitalized as incurred. These costs are then recorded with cost of goods sold in the consolidated statement of operations in the period in which the related product is sold. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations.

(o)	Inventory

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell and complete at harvest which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that the cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued at lower of cost and net realizable value. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories are written down to net realizable value.

(p)	Revenue Recognition

The IASB replaced IAS 18 Revenue, in its entirety with IFRS 15, Revenue from Contracts with Customers. The Company adopted IFRS 15 under the modified retrospective approach where the cumulative impact of adoption is recognized in retained earnings as of January 1, 2018 and comparatives will not be restated.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Revenue Recognition (Continued)

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue, at a point in time or over time, the assessment of which requires judgement. The model features the following contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized:

1.	Identifying the contract with a customer;
2.	Identifying the performance obligation(s) in the contract;
3.	Determining the transaction price;
4.	Allocating the transaction price to the performance obligation(s) in the contract; and
5.	Recognizing revenue when or as the Company satisfies the performance obligations(s).

Under IFRS 15, revenue from consulting contracts that include customer training and other services upon the request of the customer is not recognized until the customer’s dispensary is open or until the Company has determined that it is unlikely that the customer will request future services. Revenue for contracts for application services is recognized when the application is sent to the regulator and all obligations have been fulfilled. No revenue is recognized on contracts until payment is received from the customer unless there is persuasive evidence that a customer will pay. The implementation of IFRS 15 had no effect on the recognition of revenue for customer contracts as compared to the Company’s prior policy.

Under IFRS 15, revenue from the sale of cannabis at the Company’s dispensaries is recognized at the point of sale when control over the goods have been transferred to the customer and the customer has paid for the merchandise. The implementation of IFRS 15 had no effect on the recognition of revenue for dispensary sales.

For the years ended December 31, 2018 and 2017, amounts recorded as revenue are net of discounts, which were not separately tracked.

Any fees that are collected prior to their recognition as revenue are recorded as deferred revenue on the accompanying consolidated balance sheet.

(q)	Provision for Income Tax

Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or losses are allocated to the members in accordance with the limited liability company operating agreement. Therefore, there is no provision for federal or state income taxes in the accompanying consolidated financial statements except for certain subsidiaries.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Provision for Income Tax (Continued)

Three subsidiaries, HPI, Mission Pennsylvania II LLC, and Harborside IGM are taxed as corporations and are subject to federal and state income taxes. For these subsidiaries, deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. Mission Pennsylvania II LLC converted to being taxed as a corporation in late 2018 and no significant deferred tax asset or deferred tax liability existed at conversion. Harborside IGM had sufficient NOLs to offset any deferred tax liability. All NOLs have a full valuation allowance.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis. At December 31, 2018, a deferred income tax liability of $232,321 was recorded, which is related to the book and tax differences in fair market value of biological assets and depreciable fixed assets.

Certain Company subsidiaries are subject to U.S. Internal Revenue Code Section 280E. This section disallows deductions and credits attributable to a trade or business trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance. The difference between the effective tax rate of 21% of pre-tax earnings and the income tax provision expense of $105,000 is primarily due to the non-deductible IRC Section 280E expenses, state taxes and true-up of 2017 deferred taxes.

The Federal and State income tax returns remain open for examination by the Federal and State taxing authorities for tax years 2015- 2018.

The Company would recognize any potential accrued interest and penalties related to unrecognized tax benefits as part of its tax provision as interest or penalty expense, as applicable. The Company had no significant penalties or interest related to income taxes for years ended December 31, 2018 and 2017.

(r)	Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported consolidated results of operations.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.	INVENTORY

The Company’s inventory includes the following at December 31, 2018 and 2017:

	2018	2017

Raw Materials - Harvested Cannabis	$247,588	$-
Work in Process – Flower and Extract	3,437,445	-

Finished Goods – Packaged Products	343,473	19,172

Total Inventory	$4,028,506	$19,172

Raw material is harvested cannabis where the flower has not been removed . Work in Process is processed bulk flower and processed cannabis oil. Finished goods are ready for sale and include packaged flower, pre-rolls, vape cartridges, edibles, and paraphernalia.

Cannabis inventory that is grown and manufactured by the Company is valued at the lower of cost or net realizable value, which is the value at harvest, plus cost to complete, less cost to sell. Cost is determined by using the average cost method. The Company reviews inventory for obsolete, redundant and slow moving goods and any such inventory identified are written down to net realizable value.

Inventory that is purchased from third parties is valued at the lower of net realizable value or cost plus certain costs to purchase the inventory.

4.	BIOLOGICAL ASSETS

Biological assets consist of cannabis plants. At December 31, 2018, the changes in the carrying value of biological assets are shown below. The Company had no biological assets at December 31, 2017.

Beginning balance	$-
Biological assets acquired with HPI	410,768
Costs to grow harvested and live plants	2,000,144
Net change in fair value less costs to sell due to biological transformation	418,355
Transferred to inventory upon harvest	(2,073,958)

Ending balance	$755,309

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.	BIOLOGICAL ASSETS (Continued)

The Company values its biological assets at the end of each reporting period at fair value less costs to sell and complete. Estimates of harvest yields were used to value plants at December 31, 2018. The cost to bring each live plant to harvest was estimated based on actual costs to grow plants in 2018. The average sales price of cannabis flower at the HPI dispensaries was used as the estimated sales price of harvested flower for HPI. For IGM, the lowest actual wholesale price of cannabis sold in 2018 and through April of 2019 was used. Selling cost was estimated based on actual selling costs at the HPI dispensary and estimated wholesale selling costs for IGM. Using the age of the plant and the harvest date of each plant, a valuation model was used to determine the value of each live plant at December 31, 2018.

The significant assumptions used in determining the fair value of cannabis plants are as follows:

	HPI	IGM
Average selling price of flower per gram	$10.25	$5.00
Post harvesting processing costs per gram	$0.79	$0.25
Selling costs per gram	$3.36	$0.25
Yield per plant in grams	77	167
Number of growing days before harvest	108	82

Management has quantified the sensitivity of the inputs and has determined the following:

•	A decrease in the selling price per gram by 5% would result in the biological assets value decreasing by $54,661.
•	A decrease in the harvest yield per plant of 5% would result in the biological assets value decreasing by $37,765.
•	An increase in the number of growing days to harvest of 5% would result in the biological assets value decreasing by $40,179

Biological assets are measured using Level 3 inputs, and therefore are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

All of the plants are to be harvested as agricultural produce (cannabis flower) and at December 31, 2018, the biological assets were on average 47% complete for HPI plants, and 45% complete for IGM plants.

Mother plants, or bearer plants, are plants grown for the purpose of taking cuttings in order to grow additional plants of the same type as the bearer plant. Bearer plants are critical to the success of the business, however are not measured for accounting purposes. Bearer plants are plants that once mature are held strictly to grow produce over their useful life.

Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations in the related period.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

5.	NOTES RECEIVABLE AND ACCRUED INTEREST FROM RELATED PARTIES

The Company held various notes receivable totaling $12.6 million and $3.0 million at December 31, 2018, and 2017, respectively, from related parties that hold cannabis licenses or control real estate that can be used for a cannabis facility. The parties are related because a Company executive is a member of the Board of Managers or the Board of Directors of the party, or employees of the Company have a significant ownership of the party. The notes are due on demand, and interest rates range from 0% to 18%. The notes require no payments prior to demand, and the Company does not expect to demand repayment on any note prior to the dispensaries or production facilities becoming operational. The notes are expected to be repaid from cash flows from the dispensaries and production facilities once they open. The current portion of these notes is $490,000 as of December 31, 2018, which is the amount that is expected to be repaid from the cash flow of the dispensaries within the next year. See Note 17 for additional information on the notes receivable.

6.	DEPOSITS

As of December 31, 2018, and 2017, deposits totaled $631,610 and $306,786, respectively. The deposits are primarily for real estate leases.

7.	INTANGIBLE ASSETS and GOODWILL

At December 31, 2018, and 2017, the Company held intangible assets as follows:

	Life	2018	2017

Production & dispensary licenses		$18,741,003	$1,141,003
Customer relationships	5 years	2,900,000	-
Non-competition agreement	3 years	150,000	-
Non-competition agreement	2 years	100,000	-
Trademarks	1 year	100,000	-
Total identifiable intangible assets		21,991,003	1,141,003

Goodwill		6,065,518	-

Less accumulated amortization		(97,500)	-

Total Intangible Assets and Goodwill		$27,959,021	$1,141,003

The Company’s management has determined that the cannabis licenses and goodwill have indefinite useful lives and are not amortized. Intangible assets with indefinite useful lives are reviewed for impairment at least annually. No impairment has been recognized through December 31, 2018. During 2018, amortization expense on finite lived intangible assets of $97,500 was recognized and is included in Selling, General and Administrative Expenses in the Consolidated Statements of Operations. There was no amortization in 2017.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.	PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, at cost less accumulated depreciation as of December 31, 2018, and 2017:

	Buildings	Building Improvements	Furniture, Equipment, And Other	Leasehold Improvements	Total
Cost
Balance, January 1, 2017	$312,189	$239,301	$299,501	$504,233	$1,355,224
Additions	362,070	1,783,649	624,628	1,478,939	4,249,286
Balance December 31, 2017	674,259	2,022,950	924,129	1,983,172	5,604,510
Additions	-	563,375	1,225,578	2,214,258	4,003,211
HPI Acquisition	-	-	312,265	4,210,100	4,522,365
Disposals	-	-	(9,214)	-	(9,214)
Balance December 31, 2018	$674,259	$2,586,325	$2,452,758	$8,407,530	$14,120,872

Accumulated Depreciation
Balance, January 1, 2017	$-	$-	$28,213	$-	$28,213
Depreciation	-	-	30,988	39,303	70,291
Balance December 31, 2017	-	-	59,201	39,303	98,504

Depreciation	11,674	173,903	120,911	140,978	447,466
Disposals	-	-	(5,901)	-	(5,901)
Balance December 31, 2018	$11,674	$173,903	$174,211	$180,281	$540,069

Net Book Value
December 31, 2017	$674,259	$2,022,950	$864,928	$1,943,869	$5,506,006
December 31, 2018	$662,585	$2,412,422	$2,278,547	$8,227,249	$13,580,803

Depreciation of property and equipment is computed using the straight-line method over the asset’s estimated useful life. Depreciation expense for the years ended December 31, 2018, and 2017 was $447,466 and $70,291, respectively, of which $160,075 and $28,093 respectively, is included in cost of goods sold.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.	ACQUISITION OF SUBSIDIARY

On November 13, 2018, the Company completed an acquisition of HPI, an entity that owns cannabis licenses in Massachusetts and operates two dispensaries and one vertically integrated production facility. The purchase price was $33.8 million and was paid in cash of approximately $21. 2 million, the issuance of 7,605 Class E units with an approximate value of $3.5 million, and the issuance of a $3.5 million note payable. The interest rate on the note is 15% per annum, requires quarterly interest only payments (which were paid on January 2, 2019, on April 1, 2019 and on July 1, 2019), and the principal is due on November 13, 2019. In addition, the Company agrees to pay up to $5.6 million to the sellers for the value of the HPI inventory. A $207,029 payment was made on March 13, 2019, and a payment is due July 13, 2019 (based on gross sales), with the final payment due on November 13, 2019. The final payment is subject to being reduced by up to $2.43 million under certain circumstances.

The transaction is accounted for by the Company as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by the Company.

The following table summarizes the preliminary purchase price allocation:

Cash	$269,346
Prepaid Expenses	70,789
Inventory	2,600,000
Biological Assets	410,000
Property and Equipment	4,522,366
Deposit	139,333
Identifiable Intangible Assets:
Cannabis Licenses	17,600,000
Customer Relationships	2,900,000
Non-Competition Agreements	250,000
Trademarks	100,000
Goodwill	6,065,518
Accounts Payable	(31,782)
Accrued Liabilities	(192,209)
Income Taxes Payable	(542,846)
Deferred Tax Liability	(232,321)
Finance Lease Payable	(93,526)

Fair value of net assets acquired	$33,834,668

Cash Consideration	$21,249,300
Notes payable issued	9,085,368
Equity paid in kind	3,500,000

Fair value of consideration	$33,834,668

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.	ACQUISITION OF SUBSIDIARY (Continued)

Selected line items from the Company’s pro-forma Consolidated Statements of Operations for the years ended December 31, 2018 and 2017, adjusted as if the acquisition of HPI had occurred on January 1, 2017, are presented below:

	Holdings		HPI		Pro-forma Results
	2018	2017	2018	2017	2018	2017

Revenue, net	$3,662,801	$721,009	$4,229,293	$1,992,416	$7,892,094	$2,713,425
Gross profit (loss)	1,357,494	(318,407)	2,025,151	1,942,087	3,382,645	1,623,680
Net operating loss	(11,375,535)	(4,656,765)	(251,986)	(336,561)	(11,627,521)	(4,993,326)
Net loss	(8,339,306)	(3,588,870)	(875,889)	(1,837,261)	(9,215,195)	(5,426,131)

Acquisition costs, of $126,354, were excluded from the consideration transferred, and were included in Selling, General and Administrative expenses in the period in which they were incurred.

The purchase price allocation is preliminary and the Company has up to one year to make adjustments to the purchase price allocation.

10.	FINANCE LEASE LIABILITY

Through the acquisition of HPI, the Company acquired extraction equipment and a liability for a financing lease. The equipment is valued at $207,095 less accumulated depreciation and is included in fixed assets. The lease liability is recorded as a current and non- current liability and is amortized as lease payments are made. Imputed interest is recorded monthly based on the imputed interest rate of 6.53%. Once the last lease payment is made in March 2021, the equipment can be purchased for $1 and the Company anticipates that it will purchase the equipment. Approximately $747 is recorded as interest expense by the Company for the year ended December 31, 2018 relating to this liability. Minimum lease payments for each of the next three years are:

2019	$41,940
2020	41,940
2021	10,485

$94,365

The net present value of the minimum lease payments at December 31, 2018 using management’s estimate of the fair market interest rate of 15% is $79,673.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

11.	NOTES PAYABLE TO RELATED PARTIES

In 2016, the Company received $3,000,000 in exchange for a note from an investor that is an owner of stock in Ventures and holds Class B units in Holdings. The note accrues interest at 5 percent per annum and requires no payments prior to maturity. In 2017, the maturity date of the note was extended from May 30, 2017, to December 31, 2018. On June 15, 2018, the note plus accrued interest of $301,096 was converted into Class D units of Holdings.

As part of the issuance of the note, the holder received fully vested warrants to purchase 2,258 shares of Ventures for $0.01 per share. These warrants were exercised on June 15, 2018. The exercising of the warrants had no effect on the equity of Holdings. At the time of issuance, a loan discount was recorded for the $407,422 value of the warrants, which was based on the value of 4Front Ventures, Inc. The loan discount was fully amortized as interest expense during the original loan term, which resulted in interest expense of $162,969 for the year ended December 31, 2017. There was no related interest expense in 2018.

The Company had $500,000 at December 31, 2017 in notes outstanding with Company executives who are also owners. During November 2018, $250,000 of these notes were repaid in cash and the remaining $250,000 plus accrued interest was settled with Class F units with the noteholders. See Note 14.

The balances at December 31, 2017, were as follows:

$3 million note face value	$3,000,000
Notes from executives	500,000
Other	5,000
Total Notes Payable to Related Parties	$3,505,000

Accrued interest on $3 million note	$232,877
Accrued interest on notes from executives	57,164
Total Related Party Interest Payable	$290,041

12.	DEBT

During 2017, the Company issued $10.12 million in convertible long-term debt. These notes accrue interest at an annual rate of 5% and mature in two years from issuance or are convertible upon an equity capital raise (Funding Event) of greater than $10 million by the Company. If no Funding Event occurs, at maturity, the debt holders have the option of converting the debt to equity units at a fixed price that was considered fair value at the time the note was issued.

Since the rate of interest for a similar note without the warrants was 10%, at the time of issuance, a loan discount was recorded for the $871,213 value of the equity component of the notes. The loan discount is amortized over the two-year term of the notes, which resulted in $187,337 in interest expense during 2017 and a loan discount balance was $683,876 at December 31, 2017.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.	DEBT (Continued)

A Funding Event occurred in June 2018 when a minimum of $10 million of Class D units were sold. Effective June 15, 2018, all noteholders made the election to convert their notes to Class D units per the terms of the notes. This resulted in the acceleration of the amortization of the loan discount and $683,876 in interest expense for the year ended December 31, 2018 for the $10.12 million in notes that were outstanding at June 15, 2018.

See Note 14 for additional information on the sale of Class D units.

On August 31, 2018, the Company borrowed $3,000,000 through a note that matured on December 31, 2018, accrued interest at 20 percent per annum and required no payments prior to maturity. A $150,000 original issue discount and $53,472 in legal fees were capitalized as a loan discount. The note was repaid in full, including accrued interest, in December 2018.

13.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

For year ended December 31, general and administrative expenses were comprised of:

	2018	2017

Salaries & Benefits	$4,221,084	$2,079,446
Professional Fees	3,590,938	1,213,304
Other	1,877,722	539,761
Share-Based Compensation	1,188,330	167,581
Marketing and Advertising	845,906	-
Travel	526,600	171,348
Rent	440,284	166,918
Total	$12,690,864	$4,338,358

14.	MEMBERS’ EQUITY

Ventures was the holding company for the Company prior to September 15, 2016. Ventures has 80,000 Series A Preferred shares and 36,125 Series B Preferred shares outstanding at December 31, 2018 and 2017.

On September 15, 2016, Ventures converted from a corporation to a limited liability company by transferring all of its assets and liabilities to newly formed Holdings in exchange for 500,000 Class A units (preferred units). The owners of Ventures continue to control Holdings through these Class A units. These units will receive a preferred distribution of $33,333,000, plus a 6% per annum preferred return on $33,333,000 with no maturity. After the preferred distribution and preferred return, the Class A units do not participate in any further distributions. The owners of Class A units were also issued 135,108 Class B units (common units) in Holdings that give the owner a profit interest. The Class A units and the Class B units are designed to put the holder in a similar economic position as they had prior to the formation of Holdings.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.	MEMBERS’ EQUITY (Continued)

Upon conversion, 5,782 Class C units were granted and were fully vested to owners of Ventures stock options. These Class C units along with the existing stock options put option holders in a similar economic position as they held prior to the formation of Holdings.

Subsequent to the formation of Holdings, the Company has granted additional Class C units to certain employees and a member of the Board of Managers. At December 31, 2018, 15,150 of these Class C units had vested, bring the total number of common units (Class B and Class C units) to 150,258.

As long as Ventures owns any Class A units, the Board of Directors of Ventures shall be entitled to remove and replace all three members of the Board of Managers of Holdings. The Board of Managers have the exclusive right to manage the Company. Class B and Class C units (common units) do not have voting rights.

From February 2018 through June 2018, the Company completed a financing of Class D units for proceeds of $13.4 million. The price of all Class D units was $442.50. The Class D units receive a preferred return of 5% that has a preference that is similar to the Class A units. After the Class A units and the Class D units receive their full preferred return, the Class D units participate with the Class B and the Class C units in any additional distributions except that the Class D units additional distributions are reduced by the value of the Class D preferred return. The Class D units have a right to elect one Manager who will sit on the Board of Managers.

Because more than $10 million of Class D units were sold, the owners of convertible debt had the option of converting their debt into Class D units. All of the holders of the outstanding $10.1 million in convertible debt converted their debt into Class D units as of June 2018.

The holder of a $3,000,000 note payable agreed to convert the $3,000,000 balance of the note plus $301,096 in accrued interest into Class D units at $442.50 each. This conversion was completed in June 2018. Stock warrants in Ventures that were held by the note holder were also exercised in exchange for 2,238 shares of Ventures’ common stock. See Note 11.

On April 19, 2018 the Company, through an affiliate, purchased an additional 34.17% interest in Mission Pennsylvania II LLC from a non-controlling interest by issuing a $2,000,000 note. On August 29, 2018, the Company exchanged the note for 4,520 Class D units with a value of $2,000,100. The carrying value of the non-controlling interest on April 19, 2018 was a deficit of $45,929, resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $2,046,029.

During September and October 2018, the Company sold $30.3 million in Class F units to investors at $486.50 per unit. The proceeds were used to finance the HPI acquisition and for general business purposes. The Class F units have similar rights to the Class D units.

During November 2018, $250,000 in debt plus accrued interest from Executives of the Company settled with Class F units.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.	MEMBERS’ EQUITY (Continued)

On November 9, 2018, the Company, through an affiliate, purchased the remaining 15.83% interest in Mission Pennsylvania II LLC for $500,000 and by issuing 693.37 Class F units with a value of $337,500. The carrying value of the non-controlling interest on November 9, 2018 was a deficit of $38,061, resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $875,561.

On December 9, 2018, the Company, through an affiliate, purchased an additional 20% interest in Mission Maryland LLC from a non-controlling interest by issuing 1424 Class F units with a value of $693,132. The carrying value of the non- controlling interest on December 9, 2018 was a deficit of $33,441, resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $726,573.

On December 31, 2018, the Company, through an affiliate, purchased an additional 11% interest in 4Front PM Incvestco LLC from a non- controlling interest by issuing 565 Class F units with a value of $275,014. The carrying value of the non- controlling interest on December 31, 2018 was a deficit of $1,349, resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $276,363.

On December 31, 2018, the Company, through an affiliate, purchased an additional 10% interest in 4Front CIHI Incvestco LLC from a non-controlling interest by issuing 508 Class F units with a value of $247,269. The carrying value of the non-controlling interest on December 31, 2018 was $85,214, resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $162,055.

On December 31, 2018, the Company, through an affiliate, purchased the remaining 10% interest in 4Front MARI Incvestco LLC from a non-controlling interest by issuing 473 Class F units with a value of $230,233. The carrying value of the non-controlling interest on December 31, 2018 was $238,509, resulting in an increase in Contributed Capital on the Consolidated Statements of Members’ Equity of $8,276.

15.	NON-CONTROLLING INTEREST

Non-controlling interest is shown as a component of total members’ equity on the Consolidated Statements of Financial Position, and the share of income (loss) attributable to non- controlling interest is shown as a component of net income (loss) in the Consolidated Statements of Operations.

During the years ended December 31, 2018 and 2017, non- controlling interests contributed $637,498 and $777,147 respectively in additional paid in capital for MMA Capital LLC, Mission Maryland LLC, CIHI Investco LLC, PM Investco LLC, and Old Line State Consulting Group, LLC. These capital contributions were required per the operating agreements.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.	SHARE-BASED COMPENSATION

Ventures issued stock options to certain employees in 2014 and 2015. The Company granted 31,750 Class C units to those that held stock options and were still employed or were board member with vesting requirements that corresponded to the original stock options. The Ventures stock that will be issued upon exercise of the options, plus the Class C units are designed to put the stock option holder in the same economic position that they held prior to the reorganization. The Company recognizes the vesting of Ventures stock options by using the values of the stock options as determined when the stock options were granted. For the year ended December 31, 2018 and 2017, the Company recorded approximately $5,000 and $34,000, respectively, in share-based compensation for stock options. No stock options in Ventures were exercised as of December 31, 2018. The Ventures stock options and corresponding Class C units, in general vest over a three year period from the grant date (at the anniversary date of the grant) and require continuous employment for vesting.

During the years ended December 31, 2018 and 2017, the Company granted 13,531 and 5,150 in new Class C units, respectively The Company recognized total share- based compensation of approximately $1,188,330 and $167,581 during the years ended December 31, 2018 and 2017, respectively, for these new Class C units.

The fair value of the Class C units granted in 2018 and 2017 was estimated using the Black- Scholes model, using various assumptions regarding (a) the expected holding period, (b) the risk-free rate of return, (c) expected dividend yield on the underlying units, (d) the expected volatility in the fair value of the Company’s equity, and was calculated based on the grant agreement terms, which included a hurdle amount to be exceeded before participation in returns.

The expected holding period represents the period of time that the units are expected to be outstanding. The units were assumed to remain outstanding until the Company experienced a change in control of ownership (CIC) or an initial public offering (IPO). The units vest based on continued employment with the Company. The risk-free rate of return for periods approximating the expected holding period of the units was based on the U.S. constant maturity treasuries yield in effect at the grant date. A dividend yield was assumed based on the 6% preferred return for the Class A units. Because the Company’s equity was privately held and was not traded in an active market, the Company used the historical volatility of the share values of publicly traded companies within similar industries as the Company as a surrogate for the expected volatility of equity..

The key assumptions used for grants awarded in 2018 and 2017 were as follows:

Expected holding period - 5 years and 1 years for grants on November 28, 2018

Risk–free rate of return - 1.2%

Expected volatility - 70.0%

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.	SHARE-BASED COMPENSATION (Continued)

Share-based compensation cost is recognized by amortizing the grant-date fair value of the share based awards, less estimated forfeitures, on a straight-line basis over the requisite service period of each award. Share-based compensation is included in general and administrative expenses in the accompanying consolidated statement of operations. As of December 31, 2018, there was approximately $1,264,000 of unrecognized compensation cost related to outstanding share-based awards, which is expected to be recognized subsequent to December 31, 2018. Total unrecognized compensation cost will be adjusted for estimated forfeitures.

17.	RELATED PARTIES

(a)	Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Managers, who control approximately 50% of the Class A, Class B and Class C units of the Company. For the year ended December 31, 2018 and 2017, compensation provided to key management is as follows:

	2018	2017

Short-term employee benefits	$1,098,000	$1,009,000
Share-based compensation	433,000	20,000
	$1,531,000	$1,029,000

(b)	Related party transactions

The Company has issued notes receivable to certain related parties that hold or have applied for cannabis licenses or that have secured real estate that can be used for a cannabis facility. The Company’s strategy is to provide financing and real estate to related parties that own cannabis licenses where the Company has an economic interest through contracts. When related party cannabis operations open, cash flow is expected to be used to repay the loans and accrued interest. The Company has evaluated the value of the net assets of these related parties, including the cannabis licenses, and has determined that the value of the net assets is in excess of the loans and accrued interest outstanding at December 31, 2018 and 2017. The details of these notes receivable to related parties are as follows:

The Company holds notes receivable from Mission MA Inc. (formally Mission Massachusetts Inc.) which is related because executives of the Company sit on the board of directors. As of December 31, 2018 and 2017, principal on the notes receivable from Mission MA Inc. totaled $8,198,446 and $1,702,678, respectively, and accrued interest totaled $995,047 and $159,867. Mission MA Inc. has used the proceeds from the notes to build a cannabis dispensary and a production facility in Worcester Massachusetts. The dispensary opened in second quarter 2019 and the production facility is expected to open in late 2019.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.	RELATED PARTIES (Continued)

(b)	Related party transactions (Continued)

The Company holds notes receivable from Premium Medicine of Maryland, LLC. At December 31, 2018, there was $1,367,822 and $150,000 in principal receivable and $68,400 and $2,400 in accrued interest.

The Company holds notes receivable from Chesapeake Integrated Health Institute, LLC (CIHI). At December 31, 2018 and 2017, there was $525,000 in principal receivable for both years and $55,300 and $12,717 respectively for accrued interest from CIHI.

The Company holds notes receivable from Mission New Jersey LLC. At December 31, 2018 there was $529,197 in principal receivable and interest was not charged. There was no receivable balance in 2017.

The Company holds notes receivable from Evergreen Farms Inc. At December 31, 2018 and 2017, there was $45,837 and $ 96,590 in principal payable respectively and interest was not charged.

The Company holds notes receivable from Regatta Partners LLC. At December 31, 2018 and 2017, there was $272,850 and $210,795 in principal payable respectively and interest was not charged.

As of December 31, 2018 and 2017, the Company holds notes receivable of $549,052 and $121,923, respectively, from various other entities that hold cannabis licenses, have applied for cannabis licenses, or hold interests in real estate that can be used for cannabis operations. These entities are related parties because one or more employee of the Company has an ownership in the entity.

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

18.	COMMITMENTS AND CONTINGENCIES

Lease Expense – The Company has five real estate leases that are classified as operating leases. Future minimum lease obligations under these leases as of December 31, 2018, and for each of the five succeeding years and thereafter are as follows:

2019	$879,679
2020	857,817
2021	881,484
2022	899,637
2023	746,321
Thereafter	2,673,782
$6,938,720

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.	COMMITMENTS AND CONTINGENCIES (Continued)

Future lease commitments include approximately $2,794,000 pertaining to the production facility in Elk Grove Village, Illinois. This lease has a 20 year term ending on August 31, 2035. The premises consist of 11,622 square feet and there are two options to rent additional space of 12,500 square feet and 28,930 square feet. The additional space can be occupied following the expiration of the landlord’s lease with a third party on or before October 31, 2019. The Company has the right of first refusal for any sale of the property by the landlord. Escalating rent per the lease resulted in an increase to the deferred rent balance in 2017 as reflected in the consolidated statement of financial position.

Lease expense for the year ended December 31, 2018 and 2017, was $532,453 and $304,982, respectively, of which $244,498 and $149,834 was included in cost of goods sold in 2018 and 2017, respectively.

Other Contingencies – The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation at December 31, 2018 and 2017, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Cannabis is still considered a Schedule 1 substance under the Controlled Substance Act. As such, there is an inherent risk related to the federal government’s position on cannabis; additionally, the risk exists, due to the Company’s business in cannabis, that third party service providers could suspend or withdraw services and as well as the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.; however, the Company has deemed it not reasonable to estimate a potential liability related to the possible enforcement of laws against the medical cannabis industry.

The Company is currently in a dispute with regulators in Massachusetts regarding the transfer of a cannabis license for a dispensary. The Company believes that it is in compliance and expects to settle the dispute in the third quarter of 2019.

Legal Matters – The Company is involved in certain disputes arising in the ordinary course of business. Such disputes, taken in the aggregate, are not expected to have a material adverse effect on the Company.

During 2017, the Company was in a legal dispute with two former consulting clients whom the Company performed services for since 2015. The parties agreed to arbitration, and a final decision by a Panel of the American Arbitration Association on November 27, 2018, has found that one of the consulting clients is liable to the Company in the amount of $5.5 million and the other consulting client is liable to the Company in the amount of $3.8 million. The $3.8 million was paid in April 2019 and the $3.8 million was recorded in Other Income in the 2018 consolidated statement of operations. Due to uncertainty regarding payment of the $5.5 million, the Company has not recognized an asset for the damages for this decision.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, other receivables, notes receivable and accrued interest from related parties, accounts payable, other current liabilities, notes payable, notes payable to related parties, and convertible notes. The carrying values of these financial instruments approximate their fair values as of December 31, 2018 and 2017.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the years ending December 31, 2018 and 2017.

The following table summarizes the Company’s financial instruments as of December 31, 2018:

		Other
	Loans and	Financial
	Receivables	Liabilities	Total
Financial Assets:
Cash	$1,262,733	$-	$1,262,733
Notes Receivable and Accrued Interest	12,611,951	-	12,611,951
Financial Liabilities:
Accounts Payable	-	1,283,279	1,283,279
Accrued Liabilities	-	667,409	667,409
Taxes Payable	-	647,846	647,846
Notes Payable and Accrued Interest		9,198,014	9,198,014
Finance Lease		87,538	87,538

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

The following table summarizes the Company’s financial instruments as of December 31, 2017:

		Other
	Loans and	Financial
	Receivables	Liabilities	Total
Financial Assets:
Cash	$3,608,506	$-	$3,608,506
Accounts Receivable	18,576	-	18,576
Other Receivables	71,494	-	71,494
Notes Receivable and Accrued Interest	2,981,970	-	2,981,970
Financial Liabilities:
Accounts Payable	-	401,378	401,378
Other Current Liabilities	-	154,802	154,802
Notes Payable and Accrued Interest to	-	3,795,041	3,795,041
Related Parties
Convertible Notes	-	9,436,124	9,436,124

(a)	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(b)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of December 31, 2018 and 2017, the maximum credit exposure related to the carrying amounts of Notes Receivable and Accrued Interest from Related Parties were $12.6 million and $3.0 million, respectively.

The Company maintains cash with federally insured financial institutions. As of December 31, 2018 and 2017, the Company exceeded federally insured limits by approximately $ 0.5 million and $3.0 million, respectively. The Company has historically not experienced any losses in such accounts.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

(c)	Liquidity Risk (Continued)

In addition to the commitments outlined in Note 18, the Company has the following contractual obligations:

	<1 Year	1 to 3 Years	3 to 5 Years	Greater than 5	Total

Accounts Payable and Accrued Liabilities	$1,950,688	$-	$-	$-	$1,950,688

Deferred Rent	827	165	507	228,048	229,547

Notes Payable	$9,198,014	-	-	-	$9,198,014

(d)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values.

20.	SEGMENT INFORMATION

Operating segments are components of the Company that engages in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with other components of the Company), the operations of which can be clearly distinguished, and the operating results of which are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation and assessing its performance.

Company’s operating results are divided into two reportable operating segments plus corporate. The two reportable operating segments are cannabis and consulting. The Company primarily operates in the cannabis segment which includes building and operating dispensaries and production facilities. The Consulting segment serves third parties and includes application services to help secure licenses, implementation services to assist license holders with opening dispensaries, and ongoing fees from existing contracts.

Significant Judgement

Operating segments are determined based on internal reports used in making strategic decisions that are reviewed by the CODMs. The Company’s CODMs are the Chief Executive Officer, Chief Operating Officer and the Chief Financial Officer.

Year ended December 31,
2018	Cannabis	Consulting	Corporate	Total
Revenue	$2,817,053	$845,748	$-	$3,662,801
Gross profit	511,746	845,748	-	1,357,494
Net income (loss)	(2,513,246)	3,391,376	(9,112,436)	(8,234,306)

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

20.	SEGMENT INFORMATION (Continued)

Year ended December 31,	Medical
2017	Cannabis	Consulting	Corporate	Total
Revenue	$46,809	$674,200	$-	$721,009
Gross profit	(992,607)	674,200	-	(318,407)
Net income (loss)	(2,704,329)	674,200	(2,308,998)	(4,339,127)

The 2018 Consulting Segment includes a $3.8 million legal settlement that relates to Consulting contracts. See Note 18 for additional information.

21.	SUBSEQUENT EVENTS

On February 22, 2019, the Company completed an acquisition of PHX Interactive, LLC, an entity that manages and lends to Green Goddess Products, Inc. a cannabis license holder and dispensary operator in Phoenix, Arizona. The purchase price was $6 million and $3.35 million was paid in cash and $2.5 million was paid in kind by issuing 5,136.11 Class F units. The remaining $150,000 is held by the Company and will be used to pay income taxes for 2018 or will be paid to the sellers. In March 2019, the Company settled certain legal matters on behalf of the sellers for approximately $350,000. The Company has agreed to defend certain other legal actions against the sellers and PHX Interactive, LLC and will record a liability for the estimated costs to defend and settle these legal actions. This legal liability will be included in the purchase price accounting for the acquisition.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. See Note 1 for additional information.

On December 24, 2018, the Company received an $8 million line of credit from Cannex to be used prior to the merger. In March 2019 this line of credit was increased to $13 million. This line can be used for general corporate expenses and for acquisitions. If the merger is cancelled, the balance on the line of credit must be repaid within 90 days from the date of cancelation.

As of the report date, the Company has completed the purchase of all non-controlling interests in IGM, Harborside IGM, MMA Capital LLC, Mission Maryland LLC, 4Front Management Associates, LLC, 4Front CIHI Investco LLC, Adroit Consulting Group LLC, and Old State Line Consulting Group LLC. Class F shares were issued for all of these interests. The only remaining non-controlling interest as of the report date is in Silver Spring Consulting Group LLC.

On April 15, 2019, the Company completed an acquisition of Om of Medicine LLC, an entity that owns a cannabis license in Michigan and operates a dispensary in Ann Arbor. The purchase price was $5.7 million, $0.4 million was paid in cash, $0.9 million will be held by the Company to pay future taxes, other expenses, or payments to the sellers, and the remaining $4.4 million was paid in kind with the issuance of 9,039.54 Class F units. The Company will pay up to $6.0 million in additional cash contingent on the future gross sales of Om of Medicine LLC.

4FRONT HOLDINGS LLC, SUBSIDIARIES AND AFFILIATES
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

21.	SUBSEQUENT EVENTS (Continued)

On May 10, 2019 the Company, through a whole-owned subsidiary, received a $50 million loan from LI Lending LLC. Per the loan agreement, the lender can advance up to $45 million immediately. The advanced funds are kept in a bank account that is owned by the Company, but in which control can be assumed by the lender in the event of default on the loan. The funds can be used for permitted uses which include the acquisition and development of real estate to be used for cannabis operations. The loan matures in five years and has an interest rate of 10.25%.